4401 Colwick Road — Charlotte, NC 28211

January 8, 2014

Mr. William H. Thompson

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Sonic Automotive, Inc. – Comment Letter dated December 30, 2013

Dear Mr. Thompson:

Sonic Automotive, Inc. is submitting the following responses to comments received from the Staff of the Division of Corporation Finance in its letter dated December 30, 2013. For your convenience, the Staff’s comments have been reproduced in bold-faced type before each response in this letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

6. Long-Term Debt, page F-18

1.	We note your disclosure in the third full risk factor on page 13 that the ability of your subsidiaries to pay dividends or make loans to you is subject to minimum net capital requirements under manufacturer franchise and dealer agreements and the laws of the states in which the subsidiaries are organized. Please tell us your consideration of the applicability of the disclosure requirements in Rule 4-08(e)(3) of Regulation S-X.

The restricted net assets of our consolidated subsidiaries and our equity in the undistributed earnings of 50% or less owned persons accounted for by the equity method together did not exceed 25% of our consolidated net assets as of December 31, 2012. Our restricted net assets were limited to certain undistributed earnings of a 50%

owned joint venture that represented less than 1% of our consolidated assets at December 31, 2012. None of our net assets were restricted as a result of minimum net capital requirements under manufacturer franchise and dealer agreements and laws of states in which our subsidiaries organized. In the event the 25% threshold is exceeded, we will provide the applicable disclosure requirements, including those under Rule 4-08(e)(3) of Regulation S-X, when preparing future filings.

Form 8-K Filed November 8, 2013

Exhibit 99.1

2.	Reference is made to your disclosure of projected adjusted fully diluted earnings per share from continuing operations for the full year 2013. Please tell us your consideration of presenting, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP and presenting a reconciliation, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K or Item 100(a)(1)-(2) of Regulation G.

We understand the requirements to reconcile a non-GAAP financial measure to its most comparable GAAP calculated measurement, but failed to recognize our responsibility to provide such reconciliation for our projected annual earnings guidance range. In future filings, in the event we communicate our annual earnings guidance on an adjusted basis, we will present, with equal or greater prominence, the most directly comparable GAAP financial measure and reconciliation to GAAP disclosures.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Part I – Financial Information, page 3

Item 1. Unaudited Condensed Consolidated Financial Statements, page 3

Unaudited Condensed Consolidated Statements of Stockholders’ Equity, page 6

3.	Please tell us the nature of the transaction reflected in the other line item, the related accounts impacted by the transaction and the basis in GAAP for your accounting treatment.

The credit to paid-in capital is related to a tax deduction claimed resulting from the extinguishment of our 5.0% Convertible Notes in 2012. During 2012, we performed the derecognition accounting required by ASC 470-20-40 and specifically followed the cash conversion criteria in ASC 470-20-40-19 and 20. In conjunction with the preparation of our 2012 income tax returns in the third quarter of 2013, we finalized the analysis of the tax deductibility of the loss on extinguishment and determined we were entitled to a tax deduction. Prior to that time, we estimated there would be no deduction arising from the extinguishment of the notes due to the complexity of qualifying for the deduction. Upon filing of our tax return in the third quarter, we recorded an income tax receivable and a credit to paid-in capital. We recorded the credit to paid-in capital based on the following:

•	ASC 470-20-40 does not address the accounting for a tax deduction ultimately received in conjunction with the extinguishment of convertible notes;

•	The omnibus example provided at ASC 470-20-55-71 assumes there is no tax benefit; and

•	The deferred income tax liability associated with the additional debt discount recorded to comply with the convertible debt recognition criteria in ASC 470-20-25-27 was originally established through a debit to paid-in capital. Therefore, we believe it is proper to record the benefit resulting from the tax deduction to equity.

We considered the possibility that the benefit realized would affect income tax expense, but concluded an adjustment to paid-in capital was more appropriate given the items listed in the bullets above and these specific facts and circumstances.

In connection with submitting these responses, the Company acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call C.G. Saffer, the Company’s Vice President and Chief Accounting Officer, with any questions at 704-566-2439.

Yours truly,

SONIC AUTOMOTIVE, INC.

/s/ Heath R. Byrd

Heath R. Byrd
Executive Vice President and Chief Financial Officer

cc:	Stephen K. Coss

C.G. Saffer

Thomas H. O’Donnell, Jr.

4